SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No 1)*

                         SCIENCE MANAGEMENT CORPORATION
 ................................................................................
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                   Preferred Stock, $1.00 par value per share
 ................................................................................
                         (Titles of Class of Securities)

                            808638209 (Common Stock)
                           808638308 (Preferred Stock)
 ................................................................................
                                 (CUSIP Number)

                             Steven A. Sanders, Esq.
                      Law Office of Steven A. Sanders, P.C.
                            120 Broadway, Suite 3660
                            New York, New York 10271
                                 (212) 406-4700
 ................................................................................
                  (Name, Address and Telephone number of Person
                Authorized to Receive Notices and Communications)

                                 April 30, 1997
 ................................................................................
             (Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos. 808638209 (Common Stock); 808638308 (Preferred Stock)

CUSIP No.:        808638209 (Common)               SCHEDULE 13D
                  808638308 (Preferred)

1    Name of Reporting Person
     S.S. or I.R.S.  Identification Nos. of Above Person

                  Imperial Capital Worldwide Partners, L.P.

2        Check the Appropriate Box If a Member of a Group
                                                     a. |_|
                                                     b. |X|

3        SEC Use Only

4        Source of Funds

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6        Citizenship or Place of Origin

                  United States


Number of                     7               Sole Voting Power
Shares                                              0 shares of Common Stock
Beneficially                                        0 shares of Preferred Stock
Owned By
Each                          8               Shares Voting Power
Reporting                                           0
Person With
                              9               Sole Dispositive Power
                                                    0 shares of Common Stock
                                                    0 shares of Preferred Stock

                              10              Shared Dispositive Power
                                                    0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                           0 shares of Common Stock
                           0 shares of Preferred Stock

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                    |_|


13       Percent of Class Represented By Amount in Row (11)

                           0% of Common Stock
                           0% of Preferred Stock

14       Type of Reporting Person
                           PN

     This Amendment No.1 to Schedule 13D relates to shares of common stock, $0.10 par value per share, and shares of preferred stock, $1.00 par value per share, of Science Management Corporation (the "Company"), whose principal executive offices are located at 721 Route 202/206, Bridgewater, New Jersey 08807. This Amendment No. 1 amends the initial statement on Schedule 13D dated July 10, 1996 (the "Initial Statement") filed by Imperial Capital Worldwide Partners, L.P. ("Imperial") and Jonathan Borsuk. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. This Amendment No. 1 is being filed to report that Imperial and Jonathan Borsuk disposed of their holdings of securities in or relating to the Company and accordingly the Reporting Persons are no longer deemed the beneficial owner of five percent (5%) or more of any class of outstanding securities of the Company. The Initial Statement is amended as follows.

Item 5.           Interest in Securities of the Issuer.

         (a) Each of the Reporting Persons may be deemed the beneficial owner of no Shares.

         (b)      Not Applicable.

         (c) Pursuant to the terms of the Stock Purchase Agreement dated April 30, 1997 by and among the Reporting Persons, Imperial Capital Investors Corp., Harvey Borsuk, and Versar, Inc., a copy of which is attached hereto as Exhibit A, Imperial (a) exercised its option pursuant to the Imperial/Sorol Contract to repurchase the Sorol Stock and the Sorol Stock Rights for a total price of Seven Hundred Sixty Thousand Dollars ($760,000.00), (b) repurchased the Rana Stock from Mr. Rana for its original sale price under the Rana Contract of Thirty Thousand Dollars ($30,000.00), and (c) sold the foregoing along with the Imperial Total Interests to Versar, Inc. for a total price of Two Million Seven Hundred Ninety Thousand Dollars ($2,790,000.00). Other than the private transactions set forth above, no transactions in the securities of the Company have been effected by either of the Reporting Persons since March 20, 1997 (60 days prior to the date hereof).

         (d)      Not Applicable.


         (e) The Reporting Persons ceased to be beneficial owners of five percent (5%) or more of the outstanding Shares as of April 30, 1997.

Item 7.           Material to be Filed as Exhibits.

         (a) Stock Purchase Agreement, dated April 30, 1997 between Imperial Capital Worldwide Partners, L.P., Imperial Capital Investors Corp., Jonathan Borsuk and Harvey Borsuk, and Versar, Inc.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true and correct.

Date:    May  23, 1997

                                                     IMPERIAL CAPITAL WORLDWIDE
                                                     PARTNERS, L.P.


                                                By:       /s/  JONATHAN BORSUK
                                                         Jonathan Borsuk
                                                         Sole Limited Partner


                                                 /s/ JONATHAN BORSUK
                                                 Jonathan Borsuk

CUSIP No.:        808638209 (Common)               SCHEDULE 13D
                  808638308 (Preferred)

1       Name of Reporting Persons or S.S. or I.R.S. Identification Nos. of
        Above Persons

     Jonathan Borsuk (in his capacity as an individual, a sole limited partner of Imperial Capital Worldwide Partners, L.P. and a sole stockholder, sole director and president of Imperial Capital Investors Corp.) Social Security
Number: ###-##-####

2       Check the Appropriate Box If a Member of a Group
                                                     a. |_|
                                                     b. |X|

3       SEC Use Only

4       Source of Funds

                  Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

6       Citizenship or Place of Origin

                  United States


Number of                     7               Sole Voting Power
Shares                                               0 shares of Common Stock
Beneficially                                         0 shares of Preferred Stock
Owned By
Each                          8               Shares Voting Power
Reporting                                            0
Person With
                              9               Sole Dispositive Power
                                                     0 shares of Common Stock
                                                     0 shares of Preferred Stock

                              10              Shared Dispositive Power
                                                     0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                           0 shares of Common Stock
                           0 shares of Preferred Stock


12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
                                    |_|


13       Percent of Class Represented By Amount in Row (11)

                           0% of Common Stock
                           0% of Preferred Stock

14       Type of Reporting Person
                           PN

     This Amendment No.1 to Schedule 13D relates to shares of common stock, $0.10 par value per share, and shares of preferred stock, $1.00 par value per share, of Science Management Corporation (the "Company"), whose principal executive offices are located at 721 Route 202/206, Bridgewater, New Jersey 08807. This Amendment No. 1 amends the initial statement on Schedule 13D dated July 10, 1996 (the "Initial Statement") filed by Imperial Capital Worldwide Partners, L.P. ("Imperial") and Jonathan Borsuk. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. This Amendment No. 1 is being filed to report that Imperial and Jonathan Borsuk disposed of their holdings of securities in or relating to the Company and accordingly the Reporting Persons are no longer deemed the beneficial owners offive percent (5%) or more of any class of outstanding securities of the Company. The Initial Statement is amended as follows.

Item 5.           Interest in Securities of the Issuer.

         (a) Each of the Reporting Persons may be deemed the beneficial owner of Zero (0) Shares.

         (b)      Not applicable.

         (c) Pursuant to the terms of the Stock Purchase Agreement dated April 30, 1997 by and among the Reporting Persons, Imperial Capital Investors Corp., Harvey Borsuk, and Versar, Inc., a copy of which is attached hereto as Exhibit A, Imperial (a) exercised its option pursuant to the Imperial/Sorol Contract to repurchase the Sorol Stock and the Sorol Stock Rights for a total price of Seven Hundred Sixty Thousand Dollars ($760,000.00), (b) repurchased the Rana Stock from Mr. Rana for its original sale price under the Rana Contract of Thirty Thousand Dollars ($30,000.00), and (c) sold the foregoing along with the Imperial Total Interests to Versar, Inc. for a total price of Two Million Seven Hundred Ninety Thousand Dollars ($2,790,000.00). Other than the private transactions set forth above, no transactions in the securities of the Company have been effected by either of the Reporting Persons since March 20, 1997 (60 days prior to the date hereof).

         (d)      Not applicable.

         (e) The Reporting Persons ceased to be beneficial owners of five percent (5%) or more of the outstanding Shares as of April 30, 1997.

Item 7.           Material to be Filed as Exhibits.

                  (a) Stock Purchase Agreement, dated April 30, 1997 between Imperial Capital Worldwide Partners, L.P., Imperial Capital Investors Corp., Jonathan Borsuk and Harvey Borsuk, and Versar, Inc.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true and correct.

Date:    May 23, 1997


                                                     /s/ JONATHAN BORSUK
                                                     Jonathan Borsuk

                            STOCK PURCHASE AGREEMENT

                                      among

                   IMPERIAL CAPITAL WORLDWIDE PARTNERS, L.P.,

                        IMPERIAL CAPITAL INVESTORS CORP.,

                               JONATHAN BORSUK and

                                  HARVEY BORSUK

                                       and


                                  VERSAR, INC.


                           Dated as of April 30, 1997

                            STOCK PURCHASE AGREEMENT


        This Stock Purchase Agreement (this "Agreement") is entered into as of April 30, 1997 by and among Imperial Capital Worldwide Partners, L.P., a Delaware limited partnership ("Imperial"), Imperial Capital Investors Corp., a Delaware corporation (the "General Partner"), Jonathan Borsuk, the sole limited partner of Imperial and the sole stockholder, sole director and President of the General Partner, Harvey Borsuk and Versar, Inc., a Delaware corporation ("Buyer"). Imperial, the General Partner, Jonathan Borsuk and Harvey Borsuk are sometimes hereinafter referred to as "Imperial Entities".

        A. Imperial was the co-proponent, with Science Management Corporation, a Delaware corporation ("Science"), of Science's Fifth Modified Plan of Reorganization (as amended, the "Plan") in Science's bankruptcy proceedings, Case No. 93-34553 (SAS) filed in the Bankruptcy Court. The Plan was confirmed pursuant to an order of the Bankruptcy Court dated April 17, 1996 and was subsequently modified pursuant to an agreement dated July 10, 1996 among Science, Imperial and Science's administrative claimants for professional fees.

        B. Pursuant to the Plan, Science agreed to issue 1,750,000 shares of newly authorized preferred stock (the "New Preferred Stock") and 2,000,000 shares of newly authorized common stock (the "New Common Stock"). On the effective date of the Plan, (a) Science issued in part to Imperial and in part to Sorol, a New York general partnership ("Sorol"), as assignee of Imperial, all of the New Preferred Stock (1,750,000 shares) and 55.5% or 1,110,000 shares of the New Common Stock, and (b) an 18 month option (the "Call Option") to acquire 17.5% or 350,000 shares of the New Common Stock held by others for an aggregate exercise price of $750,000 (the "Option Stock") was granted in part to Imperial and in part to Sorol, as Imperial's assignee, in return for satisfaction of Imperial's claims against Science and an additional $463,000 in funding from Sorol, as Imperial's assignee.

        C. Pursuant to the Plan, Imperial assigned 2% (40,000 shares) of the New Common Stock to Charles Gordon Holladay, provided that a portion of his stock would be held subject to Call Option.

        D. By agreement dated June 17, 1996 (the "Rana Contract") between Imperial and Rahul Rana (the "Rana Agreement"), Imperial agreed to sell 12,500 shares of the New Common Stock to Mr. Rana (the "Rana Stock"). By subsequent agreement between Imperial and Mr. Rana, Imperial agreed to purchase from Mr. Rana, and Mr. Rana agreed to sell to Imperial, the Rana Stock (the "Rana Contract"), whereby the Rana Agreement would be deemed null and void and of no further effect upon the parties thereto.

        E. By agreement dated June 27, 1996 (the "Imperial/Sorol Contract") by and among Imperial, Jonathan Borsuk, Harvey Borsuk and Sorol, Imperial assigned
(a) 659,750 shares of the New Preferred Stock, (b) 400,000 shares of the New Common Stock ((a) and (b) being referred to as the "Sorol Stock") and (c) a portion of the Call Option granting the holder the right to purchase 131,950 shares of the Option stock (the "Sorol Stock Rights"), to Sorol for $463,000 in funding to Science as set forth in Recital B and an additional $37,000 to Imperial. Sorol agreed to give Imperial an option (the "Imperial/Sorol Option"), for 18 months, to purchase all of the Sorol Stock and the Sorol Stock Rights from Sorol (or its assigns) for a total price of $760,000.

        F. As a result of all of the foregoing, Imperial owns (a) 1,090,250 shares of New Preferred Stock, (b) 657,500 shares of New Common Stock ((a) and
(b) being referred to as the "Imperial Stock"), (c) a portion of the Call Option (the "Imperial Option") to acquire an additional 218,050 shares of Option Stock pursuant to the Plan, (d) the Imperial/Sorol Option, and (e) the right to purchase the Rana Stock pursuant to the Rana Contract, whereby the Rana Agreement will be terminated along with all rights of the parties thereunder including, without limitation, Imperial's right for five years to match any offer for the Rana Stock, to require Mr. Rana to sell all or part of the Rana Stock under certain conditions and to vote the shares of Rana Stock for three years form the date of the Rana Agreement pursuant to an irrevocable proxy (the "Rana Proxy") given by Mr. Rana to Imperial, ((c), (d) and (e) being referred to as the "Imperial's Stock Rights"). Sorol Stock, Sorol Stock Rights, Rana Stock, Imperial Stock and Imperial's Stock Rights are collectively referred to herein as the "Purchased Shares and Interests".

     G. Buyer desires to acquire from Imperial, and Imperial desires to transfer to Buyer, the Purchased Shares and Interests upon the terms and subject to the conditions of this Agreement.

        NOW THEREFORE, in consideration of the mutual covenants and promises contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:


                                   ARTICLE I.
                                  DEFINITIONS

     1.1. Defined Terms. As used herein, the terms below shall have the following meaning:

     "Affiliate" shall mean a Person which directly or indirectly controls, is controlled by, or is under common control with such Person. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
                "Bankruptcy Court" shall mean the United States Bankruptcy Court District of New Jersey.

                "Bankruptcy Court Action" shall have the meaning set forth in
Section 7.5.

                "Borsuks" shall mean Jonathan Borsuk, Harvey Borsuk and Michelle Borsuk Dana.

                "Business Combination" shall mean any merger, consolidation or combination of Science, any sale, transfer or other disposition of Securities of Science by Imperial or its Affiliates or by Science, or any direct or indirect sale or other disposition of any of Science's assets, excluding this Agreement and the transactions contemplated thereby.

                "Buyer" shall have the meaning set forth in the Preamble.

                "Buyer Indemnified Parties" shall have the meaning set forth in
Section 10.2.

                "Buyer's Certificate" shall have the meaning set forth in
Section 7.1.

                "Call Option" shall have the meaning set forth in Recital B.

                "Certification of Termination Letter" shall have the meaning set forth in Section 8.5.

                "Claim Notice" shall have the meaning set forth in Section 10.3.

                "Closing" shall have the meaning set forth in Section 3.1.

                "Closing Date" shall mean the date on which the conditions set forth in Articles VII and VIII have been satisfied or waived or such other date as may be mutually agreed upon in writing by Imperial Entities and Buyer.

                "Contracts" shall mean all agreements, contracts, leases, purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which Science is a party or by which Science or any assets of Science are affected, whether written or oral.

                "Damages" shall have the meaning set forth in Section 10.2.

                "Dispute Notice" shall have the meaning set forth in Section
10.3.

                "Encumbrances" shall mean any claim, lien, pledge, option, charge, easement, security interest, right-of-way, encumbrance, voting agreement or other rights of third parties.

                "Imperial" shall have the meaning set forth in the Preamble.

                "Imperial Entities" shall have the meaning set forth in the Preamble.

                "Imperial Entities' Certificate" shall have the meaning set forth in Section 8.1.

                 "Imperial Entities' Indemnified Parties" shall have the meaning set forth in Section 10.2.

                "Imperial Option" shall have the meaning set forth in Recital F.

                "Imperial/Sorol Contract" shall have the meaning set forth in Recital E.

                "Imperial/Sorol Option" shall have the meaning set forth in Recital E.

                "Imperial Stock" shall have the meaning set forth in Recital F.

                "Imperial Stock Rights" shall have the meaning set forth in Recital F.

                "Indemnified Party" shall have the meaning set forth in Section 10.3.

                "Indemnitor" shall have the meaning set forth in Section 10.3.

                "Legal Fee Reimbursement" shall have the meaning set forth in
Section 11.9.

                "Letter of Resignation" shall have the meaning set forth in
Section 8.5.

                "Mutual Release" shall have the meaning set forth in Section
7.6.

                "Negotiation" shall have the meaning set forth in Section 11.9.

                "New Common Stock" shall have the meaning set forth in Recital
B.

                "New Preferred Stock" shall have the meaning set forth in Recital B.

                "Options Assignment Agreement" shall have the meaning set forth in Section 8.6.

                "Option Stock" shall have the meaning set forth in Recital B.

                "Person" shall mean any person,  entity,  whether an
individual,  trustee, corporation,   limited   liability   company,   general
partnership,   limited partnership,  trust, unincorporated  organization, business association,  firm, joint venture, or governmental agency or authority.

                "Plan" shall have the meaning set forth in Recital A.

                "Purchased Shares and Interests" shall have the meaning set forth in Recital F.

                "Purchase Price" shall have the meaning set forth in Section
2.2.

                "Rana Agreement" shall have the meaning set forth in Recital D.

                "Rana Assignment Agreement" shall have the meaning set forth in
Section 8.7.

                "Rana Contract" shall have the meaning set forth in Recital D.

                "Rana Proxy" shall have the meaning set forth in Recital F.

                "Rana Stock" shall have the meaning set forth in Recital D.

                "Representatives" shall mean respective officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives.

                "Science" shall have the meaning set forth in Recital A.

                "Securities" shall mean any voting or non-voting common stock, preferred stock, warrants, options or other rights to subscribe for or purchase any shares of capital stock or other securities or any securities convertible into or exchangeable for such shares or other securities of any kind or nature.

                "Securities Act" shall mean the Securities Act of 1933, as amended.

                "Superior Court Action" shall have the meaning set forth in
Section 7.4.

                "Sorol" shall have the meaning set forth in Recital B.

                "Sorol Stock" shall have the meaning set forth in Recital E.

                "Sorol Stock Rights" shall have the meaning set forth in Recital E.

                "Termination Agreements" shall have the meaning set forth in
Section 8.5.


                                   ARTICLE II.
             PURCHASE AND SALE OF THE PURCHASED SHARES AND INTERESTS

        2.1. Transfer of the Purchased Shares and Interests. Upon the terms and subject to the conditions contained herein, Imperial will sell, convey, transfer, assign and deliver to Buyer the Purchased Shares and Interests, and Buyer will acquire on the Closing Date the Purchased Shares and Interests, free and clear of any Encumbrances.

        2.2. Consideration for the Purchased Shares and Interests. Upon the terms and subject to the conditions contained herein, as consideration for the purchase of the Purchased Shares and Interests, Buyer shall on the Closing Date pay a purchase price of Two Million Seven Hundred and Ninety Thousand Dollars ($2,790,000) (the "Purchase Price") in immediately available funds to Imperial or its designee(s), nominee(s) or assign(s) by wire transfer pursuant to the wire transfer instructions provided to Buyer by Imperial at or prior to the Closing.


                                  ARTICLE III.
                                    CLOSING

        3.1. Closing. The closing of the transactions contemplated herein (the "Closing") shall be held at 9:00 a.m. local time on the Closing Date at the offices of Slotnick, Shapiro & Crocker, LLP, 100 Park Avenue, 35th Floor, New York, New York 10017, unless the parties hereto otherwise agree.

        3.2. Deliveries. To effect the transactions referred to in Article II, Imperial Entities and Buyer shall, on the Closing Date, deliver the following:

                (a)   Imperial Entities shall deliver the following documents:

                      (i)    Imperial Entities' Certificate;

                      (ii)   Options Assignment Agreement;

                      (iii)  Rana Assignment Agreement,

                      (iv) certificates representing the Imperial Stock, accompanied by a Stock power duly endorsed in blank;

                      (v) certificates representing the Sorol Stock accompanied by a stock power duly endorsed in blank;

                      (vi) certificate(s) representing the Rana Stock, accompanied by a stock power duly endorsed in blank;

                      (vii) General Releases of plaintiffs in the Superior Court Actions as provided in Sections 7.4 and 8.8;

                      (viii) General Releases of plaintiffs in the Bankruptcy Court Action as provided in Sections 7.5 and 8.9;

                      (ix) Mutual Releases of Science, Science's subsidiaries, and their respective subsidiaries, executed by Imperial Entities and Michelle Borsuk Dana as provided in Sections 7.6 and 8.12;

                      (x) Letter of Resignation executed by each of the Borsuks; and

                      (xi)   Termination Agreements, if any.

                (b)   Buyer shall deliver the following:

                      (i)    the Buyer's Certificate;

                      (ii)   Options Assignment Agreement;

                      (iii)  Rana Assignment Agreement;

                      (iv) General Releases of defendants in the Superior Court Action as provided in Sections 7.4 and 8.8;

                      (v) General Releases of defendants in the Bankruptcy Court Action as provided in Sections 7.5 and 8.9;

                      (vi) Mutual Release of Imperial Entities and Michelle Borsuk Dana by Science, Science's subsidiaries, and their respective subsidiaries, as provided in Sections 7.6 and 8.12;

                      (vii)  the Purchase Price as set forth in Section 2.2; and

                      (viii) the Legal Fee Reimbursement as set forth in Section 11.9.

                (c) All instruments and documents delivered pursuant to this Agreement shall be in form and substance, and shall be executed in a manner, reasonably satisfactory to the respective parties.

                (d) Imperial Entities and Buyer shall each deliver all other documents required to be delivered pursuant to Articles VII and VIII.

                                   ARTICLE IV.
               REPRESENTATIONS AND WARRANTIES OF IMPERIAL ENTITIES

        Each of Imperial Entities jointly and severally hereby represents and warrants to Buyer as follows:

        4.1. Ownership of the Purchased Shares and Interests. As of the Closing Date Imperial will have, and will transfer to Buyer, good and marketable title to the Purchased Shares and Interests, free and clear of any Encumbrances, and upon consummation of the Closing, Buyer will acquire good and marketable title to such Purchased Shares and Interests, free and clear of any Encumbrances. The shares of Imperial Stock have been duly authorized and validly issued and are fully paid and nonassessable. The Purchased Shares and Interests represent all of the Securities of Science owned of record or beneficially by Imperial Entities and by all of their respective Affiliates.

        4.2. Organization of Imperial. Imperial (i) is a limited partnership duly organized, validly existing, authorized to exercise all its partnership powers, rights and privileges, and is in good standing in the State of Delaware;
(ii) has all requisite partnership power and authority to own, lease and operate its properties and to carry on its business as now conducted and possesses all business licenses, franchises, rights and privileges material to the conduct of its business; and (iii) is registered to do business and is in good standing in all jurisdictions in which such registration is required, except where failure to be so registered or in good standing would not have a material adverse effect on Imperial. Jonathan Borsuk is the sole limited partner of Imperial and the sole stockholder, sole director and President of the General Partner.

        4.3. Authorization. Each of Imperial Entities has all necessary power and authority to enter into this Agreement and has taken all action necessary to consummate the transactions contemplated hereby and to perform their respective obligations hereunder. This Agreement has been duly executed and delivered by each of the Imperial Entities and is a legally valid and binding obligation of each of Imperial Entities enforceable against each of them in accordance with its terms, subject to the effects of bankruptcy, insolvency, reorganization or other laws to or affecting the rights of creditors and general principles of equity.

        4.4. No Conflict or Violation. None of the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will result in (a) a violation of or conflict with any provision of Imperial's governing documents, (b) a breach of, or a default under, any term or provision of any contract, agreement, indebtedness, lease, Encumbrance, commitment, license, franchise, permit, authorization or concession to which each of the Imperial Entities is a party or by which such Imperial Entity's respective assets are bound, (c) a violation by any of the Imperial Entities of any statute, rule, regulation, ordinance, code, order, judgment, writ, injunction, decree or award, or (d) an imposition of any material Encumbrance, restriction or charge on the business of Science or any of its assets.

        4.5. Consents and Approvals. Except as set forth in Schedule 4.5, no consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority, or any other person or entity, is required to be made or obtained by Imperial Entities or Science in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

        4.6. No Brokers. None of Imperial Entities nor any of their respective Affiliates has entered into or will enter, or has caused or will cause Science to enter, into any contract, agreement, arrangement, or understanding with any person or firm which will result in the obligation of Buyer or Science to pay any finder's fee, brokerage commission or similar payment in connection with the transactions contemplated hereby. To the best of Imperial Entities' knowledge,
Science  has  not  entered  into  any  contract,   agreement,   arrangement   or
understanding with any person or firm which will result in the obligation of Buyer or Science to pay any finder's fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

        4.7. No Other Agreements to Sell the Assets of Science. None of Imperial Entities has, or has caused or will cause Science to enter into, any legal obligation, absolute or contingent, to any other Person to sell the assets, to sell any Securities of Science or to effect any merger, consolidation or other reorganization of Science or to enter into any agreement with respect thereto, excluding any legal obligation contingent upon a termination of the Agreement and transactions contemplated hereby in accordance with its terms and conditions as set forth in Section 11.1 of this Agreement. To the best of imperial Entities' knowledge, Science does not have any legal obligation, absolute or contingent, to any other Person to sell the assets, to sell any Securities of Science or to effect any merger, consolidation or other reorganization of Science or to enter into any agreement with respect thereto.


                                   ARTICLE V.
                     REPRESENTATIONS AND WARRANTIES OF BUYER

        Buyer hereby represents and warrants to Imperial Entities as follows:

        5.1. Organization of Buyer. Buyer is duly organized, validly existing and in good standing under the laws of the State of Delaware.

        5.2. Authorization. Buyer has all necessary corporate power and authority to enter into this Agreement, and has taken all necessary corporate action to consummate the transactions contemplated hereby and to perform its obligation, hereunder. This Agreement has been duly executed and delivered by Buyer and are legally valid and binding obligations of Buyer enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency, reorganization or other laws to or affecting the rights of creditors and general principles of equity.

        5.3. No Brokers. Neither Buyer nor any Affiliate of Buyer has entered into or will enter into any agreement, arrangement or understanding with any person or firm which will result in the obligation of Imperial Entities to pay any finders' fee, brokerage commission or similar payment in connection with the transactions contemplated hereby.

        5.4. Securities Laws. Buyer is acquiring the Purchased Shares and Interests for investment for its own account and not with a view to, or for resale in connection with, the distribution or other disposition thereof. Buyer has been given the opportunity to obtain any information or documents relating to, and to ask questions and receive answers about, Science and the business and prospects of Science which Buyer deems necessary to evaluate the merits and risks related to an investment in the Purchased Shares and Interests and verify the information received, and Buyer has the knowledge and experience in financial and business matters to evaluate the merits and risks of the acquisition of the Purchased Shares and Interests. Imperial Entities also acknowledge that they have obtained sufficient information or documents which they deem necessary to make their own determination to enter into this Agreement and the transactions contemplated hereby and verify the information received. Buyer's financial condition is such that Buyer can afford to bear the economic risk of holding such securities for an indefinite period of time and has adequate means for providing for Buyer's current needs and contingencies and to suffer a complete loss of an investment in the Purchased Shares and Interests. Buyer is an "accredited investor" as defined in Rule 501 under the Securities Act.

        Buyer has not relied upon any statements of Imperial Entities or their respective Representatives in connection with, or as an inducement to enter into, this Agreement or the transactions contemplated hereby other than those expressly set forth in this Agreement.

        Buyer has been advised that (i) the Purchased Shares and Interests have not been registered under the Securities Act, (ii) such securities may need to be held indefinitely, and Buyer must continue to bear the economic risk of the investment in such securities unless they are subsequently registered under the Securities Act or an exemption from such registration available, (iii) there may not be a public market for such securities, (iv) when and if such securities, if applicable, may be disposed of without registration in reliance on Rule 144 promulgated under the Securities Act, such disposition can be made only in limited amounts in accordance with the terms and conditions of such Rule, (v) if the Rule 144 exemption is not available, public sale without registration will require compliance with Regulation A or some other exemption under the Securities Act, and (v) a restrictive legend in the following form shall be placed on the certificates representing such securities if applicable:

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS (THE "STATE ACTS"), HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND QUALIFICATION UNDER THE STATE ACTS OR EXEMPTIONS FROM SUCH REGISTRATION OR QUALIFICATION REQUIREMENTS (INCLUDING, IN THE CASE OF THE SECURITIES ACT, THE EXEMPTION AFFORDED BY RULE 144). UNLESS WAIVED BY SCIENCE MANAGEMENT CORPORATION, SCIENCE MANAGEMENT CORPORATION SHALL BE FURNISHED WITH AN OPINION OF COUNSEL OPINING AS TO THE AVAILABILITY OF EXEMPTIONS FROM SUCH REGISTRATION AND QUALIFICATION AS A PRECONDITION TO ANY SUCH TRANSFER.


                                   ARTICLE VI.
           ACTIONS BY IMPERIAL ENTITIES AND BUYER PRIOR TO THE CLOSING

        Imperial Entities and Buyer covenant as follows for the period from the date hereof through the Closing Date:

       6.1. No Interference. Each of Imperial Entities and Michelle Borsuk Dana and their respective Affiliates and Representatives (i) shall take no action in their respective capacity as a director, security holder, officer or employee of Science, whether or not in the ordinary course of such Imperial Entities' or Ms.

Dana's business, unless in the written opinion of such Imperial Entities' or Ms. Dana's counsel, such action is required by law, and (ii) shall take no action which in any way interferes with the operations of Science or the management of Science by the present management team including, without limitation, James A. Skidmore, Jr.

        6.2. Consents and Best Efforts. Imperial Entities will commence to take all action required to obtain all consents, approvals and agreements of, and to give all notices and make all other filings with, any third parties, including governmental authorities, necessary to authorize, approve or permit the full and complete sale, conveyance, assignment or transfer or the Purchased Shares and Interests by Imperial, and Buyer shall cooperate with Imperial Entities with respect thereto. In addition, subject to the terms and conditions herein provided, each of the parties hereto covenants and agrees to use its reasonable efforts to take, or cause to be taken, all action or do, or cause to be done, all things necessary, proper or advisable under applicable securities laws and regulations to consummate and make effective the transactions contemplated hereby and to cause the fulfillment of the parties' obligations hereunder.

        6.3. Notification of Certain Matters. Imperial Entities shall give prompt notice to Buyer, and Buyer shall give prompt notice to Imperial Entities, of (i) occurrence or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect any time from the date hereof to the Closing Date, and (ii) any material failure of Imperial Entities or Buyer, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, and each party shall use all reasonable efforts to remedy same.

        6.4. No Mergers, Consolidations, Sale of Stock, Etc. Without the written consent of Buyer, each of Imperial Entities and Ms. Dana will not, and will not authorize or permit any of their respective Representatives or Affiliates to take, directly or indirectly, any action to initiate, assist, solicit, negotiate, encourage or accept any offer or inquiry from any person or entity
(i) to engage  in any  Business  Combination,  (ii) to reach  any  agreement  or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Business Combination, or (iii) furnish or cause to be furnished any information with respect to any of Imperial or Science to any person or entity who such Imperial Entity, Ms. Dana, Representative or Affiliate knows or has reason to believe is then in or commencing the process of considering any Business Combination with Imperial or Science. If any Imperial Entity, Ms. Dana, Representative or Affiliate receives from any person or entity any offer, inquiry or informational request referred to above, such Imperial Entity, Ms. Dana, Representative or Affiliate will promptly advise such person or entity, by written notice, of the terms of this Section 6.4 and advise Buyer that an offer, inquiry or request was made. Notwithstanding anything to the contrary in this
Section 6.4, this Section 6.4 shall not apply to any proposed Business Combination contingent upon the termination of this Agreement and the transactions contemplated hereby in accordance with its terms and conditions as set forth in Section 11.1 of this Agreement.


                                  ARTICLE VII.
                  CONDITIONS TO IMPERIAL ENTITIES' OBLIGATIONS

     The obligations of Imperial Entities to transfer the Purchased Shares and Interests to Buyer and complete the related transactions contemplated by this

Agreement  on the  Closing  Date are  subject,  in the  discretion  of  Imperial
Entities, to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

        7.1. Representations, Warranties and Covenants. All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date, and Buyer shall have performed in all material respects all agreements and covenants required hereby to be performed by it prior to or at the Closing Date. There shall be delivered to Imperial Entities a certificate to the foregoing effect signed by the President or a Vice President of Buyer (the "Buyer's Certificate").

        7.2. Consents. All consents, approvals and waivers from governmental authorities and other parties necessary to permit Imperial Entities to transfer the Purchased Shares and Interests to Buyer as contemplated hereby shall have been obtained.

        7.3. No Governmental Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any governmental authority or other Person shall have been instituted or threatened which questions the validity or legality or the transactions contemplated hereby or which could reasonably be expected to damage Imperial Entities if the transactions contemplated hereby are consummated.

        7.4. General Releases of the Superior Court Action. All of the plaintiffs and defendants, as set forth in Schedule 7.4, in James A. Skidmore, Jr., et al. vs. Imperial Capital, et al., Docket No. MON-C-278-96, pending before the Superior Court of New Jersey, Monmouth County, Chancery Division (the "Superior Court Action") shall have executed a General Release, substantially in the form attached hereto as Exhibit B, to be effective upon the Closing Date.

        7.5. General Releases of the Bankruptcy Court Action. All of the plaintiffs and defendants, as set forth in Schedule 7.5, in Ravin Sarasohn, et al. vs. Imperial Capital, et al., Docket No. 963377TS, pending before the Bankruptcy Court (the "Bankruptcy Court Action") shall have executed a General Release, substantially in the form attached hereto as Exhibit B, to be effective upon the Closing Date.

        7.6. Mutual Release. Imperial Entities, Michelle Borsuk Dana, Science, Science's subsidiaries, and their respective subsidiaries, shall have executed the Mutual Release (the "Mutual Release"), substantially in the form attached hereto as Exhibit C, to be effective upon the Closing Date.

        7.7. Purchase Price. Buyer shall have delivered the Purchase Price in full, without Encumbrance, deduction or offset of any kind or nature, for any reason or by any Person whatsoever, in accordance with Section 2.2.


                                  ARTICLE VIII.
                        CONDITIONS TO BUYER'S OBLIGATIONS

        The obligations of Buyer to purchase the Purchased Shares and Interests and complete the related transactions contemplated by this Agreement on the

Closing Date are subject, in the discretion of Buyer, to the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

        8.1. Representations, Warranties and Covenants. All representations and warranties of Imperial Entities contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if such representations and warranties were made at and as of the Closing Date, and Imperial Entities shall have performed in all material respects all agreements and covenants required hereby to be performed by any one of them prior to or at the Closing Date. There shall be delivered to Buyer a certificate to the foregoing effect signed by the Imperial Entities (the "Imperial Entities' Certificate").

        8.2. Consents. All consents, approvals and waivers from governmental authorities and other parties necessary to permit Imperial Entities to transfer the Purchased Shares and Interests to Buyer as contemplated hereby shall have been obtained.

        8.3. No Governmental Proceeding or Litigation. No suit, action, investigation, inquiry or other proceeding by any governmental authority or other person shall have been instituted or threatened which questions the validity or legality or the transactions contemplated hereby or which could reasonably be expected to damage Buyer if the transactions contemplated hereby are consummated.

        8.4.    Certificates.  Imperial Entities shall furnish Buyer with such
additional  supporting   documentation  and  information  with  respect  to  the
transactions contemplated hereby as may be reasonably requested by Buyer or its Representatives.

        8.5. Resignations and Termination of Relationship. Each of the Borsuks shall execute and deliver to Science a Letter of Resignation (the "Letter of Resignation"), a form of which is attached hereto as Exhibit A, and each of the Imperial Entities shall, and shall cause each of their respective
Representatives to, execute any other agreements or documents, if any, as specified by Buyer to Imperial Entities in writing, to effect the termination of any agreements, relationships or arrangements of any kind or nature by and among Science and the Imperial Entities or their Affiliates or Representatives (the "Termination Agreements"), and Imperial Entities shall deliver a letter to Buyer dated as of the Closing Date (the "Certification of Termination Letter"), certifying that to the best of Imperial Entities' knowledge, there are no other agreements, relationships or arrangements of any king or nature by and among Science and the Imperial Entities or their Affiliates or Representatives, except for the Letters of Resignation and the Termination Agreements, if any, as specified by Buyer to Imperial Entities in writing.

        8.6. Imperial Option and Stock Rights. Imperial and Buyer shall have executed the Options Assignment Agreement (the "Options Assignment Agreement") whereby all of Imperial's rights under the Imperial Option and Sorol Stock Rights shall be assigned to Buyer.

        8.7. Rana Proxy and Rana Stock. Imperial and Buyer shall have executed an assignment agreement (the "Rana Assignment Agreement") whereby any and all rights, title or interest Imperial has in and to the Rana Proxy is assigned to Buyer. Imperial shall have tendered to Buyer certificate(s) representing the Rana Stock, accompanied by a stock power duly endorsed in blank.

        8.8. General Releases of the Superior Court Action. All of the plaintiffs and defendants in Superior Court Action shall have executed a General Release, substantially in the form attached hereto as Exhibit B, to be effective upon the Closing Date.

        8.9. General Releases of the Bankruptcy Court Action. All of the plaintiffs and defendants in Bankruptcy Court Action shall have executed a General Release, substantially in the form attached hereto as Exhibit B, to be effective upon the Closing Date.

        8.10. Imperial Stock and Sorol Stock. Imperial shall have tendered to Buyer (i) certificates representing the Imperial Stock, accompanied by a stock power duly endorsed in blank, and (ii) certificates representing the Sorol Stock, accompanied by a stock power duly endorsed in blank.

        8.11. Directors Designated by Buyer. Three persons designated by Buyer shall have been elected to the Board of Directors of Science effective as of the Closing Date.

        8.12. Mutual Release. Imperial Entities, Michelle Borsuk Dana, Science, Science's subsidiaries, and their respective subsidiaries, shall have executed the Mutual Release, substantially in the form attached hereto as Exhibit C, to be effective upon the Closing.


                                   ARTICLE IX.
             ACTION BY IMPERIAL ENTITIES AND BUYER AFTER THE CLOSING

        9.1. Further Assurances. On and after the Closing Date, Imperial Entities and Buyer will take all appropriate action and execute all documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to carry out any of the provisions hereof.

        9.2. No Future Acquisitions of Securities and Science. Until the later of (i) the ten year anniversary of the date hereof, and (ii) the date on which Mr. Skidmore ceases to be an employee of Science, each of the Borsuks agrees that it, he or she shall not, and shall not permit any of their respective Affiliates, to own, directly or indirectly, or enter any agreement or arrangement to acquire, directly or indirectly, any Securities of Science.



                                   ARTICLE X.
                                INDEMNIFICATION

        10.1. Survival of Representations, Etc. All statements contained in any schedule or in any certificate or instrument of conveyance delivered by or on behalf of the parties pursuant to this Agreement or in connection with the transactions contemplated hereby shall be deemed to be representations and warrants by the parties hereunder. The representations and warranties of Imperial Entities and Buyer contained herein shall survive the Closing Date. No investigation made by any of the parties hereto shall in any way limit the representations and warranties of the parties. Nothing in this Agreement shall be construed to prohibit any party from pursuing all remedies available to it in connection with another party's breach of any agreement or covenant hereunder.

        10.2. Indemnification. Imperial Entities shall jointly and severally indemnify Buyer and its Affiliates and Representatives (the "Buyer Indemnified Parties") against, and hold the Buyer Indemnified Parties harmless from, any damage, claim, cost, liability or expense, including without limitation, interest, penalties, reasonable attorneys' fees and expenses of investigation, response action or remedial action (collectively, the "Damages"), incurred by such Buyer Indemnified Party, that are incident to, arise out of, in connection with, or related to, whether directly or indirectly, the breach of any warranty, representation, covenant, or agreement of Imperial Entities contained in this Agreement. Buyer shall indemnify and hold Imperial Entities and their respective Affiliates and Representatives (the "Imperial Entities Indemnified Parties") harmless from any Damages related to or arising out of, whether directly or indirectly, the breach of any warranty, representation, covenant or agreement of Buyer contained in this Agreement. The term "Damages" as used in this Section
10.2 is not limited to matters asserted by third parties against Imperial Entities or Buyer, but includes Damages incurred or sustained by Imperial Entities or Buyer in the absence of third party claims.

        10.3.   Indemnification Procedures.

                (a) Any of the Buyer Indemnified Parties or Imperial Entities Indemnified Parties (the "Indemnified Party") seeking indemnification hereunder shall give to the party obligated to provide indemnification to such Indemnified Party (the "Indemnitor") a notice (a "Claim Notice") describing in reasonable detail the facts giving rise to any claims for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, a reference to the provision of this Agreement or any agreement, document or instrument executed pursuant hereto or in connection herewith upon which such claim is based; provided, that a Claim Notice in respect of any action at law or suit in equity by or against a third person as to which indemnification will be sought shall be given promptly after the action or suit is commenced; and provided further, that failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

                (b) Indemnitor shall have thirty (30) days after the giving of any Claim Notice pursuant hereto to (i) agree to the amount or method of determination set forth in the Claim Notice and to pay such amount to Indemnified Party immediately available funds or (ii) to provide Indemnified Party with notice that it disagrees with the amount or method of determination set forth in the Claim Notice (the "Dispute Notice"). Within (15) days after the giving of the Dispute Notice, a representative of Indemnitor and a representative of Indemnified Party shall negotiate in a bona fide attempt to resolve the matter. In the event that the controversy is not resolved within thirty (30) days of the giving of the Dispute Notice, the parties shall proceed to binding arbitration administered by the American Arbitration Association in accordance with such association's rules and procedures.

        10.4. Third Person Claims. If a claim by a third Person is made against an Indemnified Party, and if such party intends to seek indemnity with respect thereto under this Article X, such Indemnified Party shall promptly notify the Indemnitor in writing of such claims, setting forth such claims in reasonable detail. The Indemnitor shall have ten (10) days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided that the Indemnified Party may participate in such settlement or defense through counsel chosen by the

Indemnified Party. So long as the Indemnitor is reasonably contesting any such claim in good faith, the Indemnified Party shall not pay or settle such claim without the consent of the Indemnitor. If the Indemnitor does not notify the Indemnified party within ten (10) days after receipt of the Indemnified Party's notice of a claim of indemnity hereunder that it effects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnify therefore pursuant to this Agreement. The Indemnitor shall not, except with the consent of each Indemnified Party, enter into any settlement that does not include as an unconditional term thereof the giving by the person or persons asserting such claim to all Indemnified Parties (i.e., the Imperial Entity Indemnified Party or the Buyer Indemnified, as the case may be) of unconditional release from all liability with respect to such claim or consent to entry of any judgment. The Indemnitor shall not be liable for Damages relating to any settlement entered into without the consent of such Indemnitor, which consent shall not be unreasonably withheld.


                                   ARTICLE XI.
                                  MISCELLANEOUS

        11.1. Termination. Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall terminate:

                      (i)    upon the mutual consent of the parties hereto;

                      (ii) upon written notice by Buyer to Imperial Entities and Science of such termination; and

                      (iii) upon written notice by either Buyer or Imperial Entities, each in its or their sole and absolute discretion, to the other parties hereto of such termination if the Closing has not occurred on or prior to May 1, 1997.

        In the event that a condition precedent to its obligations is not satisfied, nothing contained herein shall be deemed to require any party to terminate this Agreement, rather than waive such condition precedent and proceed with the transactions contemplated hereby. No party hereto shall have any liability under this Agreement if this Agreement is terminated and the transactions contemplated hereby abandoned by reason beyond the control of such party or if due to other than such party's willful failure to have performed its obligations hereunder.

        11.2. Assignment. Neither this Agreement nor any of the rights or obligations hereunder may be assigned by any party hereto without the prior written consent of the other respective parties, which shall not be unreasonably withheld. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person shall have any right, benefit or obligation hereunder.

        11.3. Notices; Transfer of Funds. Unless otherwise provided herein, any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered in person or by courier, telegraphed, telexed or by facsimile transmission or mailed by certified mail, postage prepaid, return receipt requested (such mailed notice to be effective on the date of such receipt is acknowledged), as follows:

        If to Imperial Entities:    Imperial Capital Worldwide Partners, L.P.

                                           666 Fifth Avenue, 37th Floor
                                           New York, New York  10103
                                           Fax: (212) 541-3777
                                           Attn: Jonathan Borsuk

        With a copy to:                    Slotnick, Shapiro & Crocker, LLP
                                           100 Park Avenue, 35th Floor
                                           New York, New York  10017
                                           Fax: (212) 687-3080
                                           Attn: Barry Slotnick, Esq.

        If to Buyer:                       Versar, Inc.
                                           6850 Versar Center
                                           Springfield, Virginia  22151
                                           Fax:  (703) 642-6825
                                           Attn: James C. Dobbs

        With a copy to:                    Paul, Hastings, Janofsky & Walker LLP
                                           600 Peachtree Street, Suite 2400
                                           Atlanta, Georgia  30308
                                           Fax:  (404) 815-2424
                                           Attn: Wayne Shortridge

or to such other place and with such other copies as any party may designate as to itself by written notice to the others. Any transfer of funds by wire shall be made pursuant to wire instructions delivered by the recipient of the funds to the party making the transfer.

        11.4. Choice of Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of New York except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern. Except as set forth in
Section 10.3(b), each of the parties hereto agrees (i) to submit itself to the personal jurisdiction of the United States District Court located in the borough of Manhattan in New York City, New York in the event any dispute arise out of this Agreement or the transactions contemplated hereby, and (ii) not to attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

        11.5. Entire Agreement; Amendments and Waivers. This Agreement, together with all exhibits and schedules hereto, constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

        11.6. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        11.7. Invalidity. In the event that any one or more provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument, and to the extent possible, effect shall be given to the intent manifested in the provisions held to be invalid, illegal or unenforceable.

        11.8. Headings and Defined Terms. The headings of the Articles and Sections and the defined terms herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

        11.9. Expenses. Imperial Entities and Buyer will each be liable for their own costs and expenses incurred in connection with the negotiation, preparation, execution or performance of this Agreement (the "Negotiation"); provided, however, that as additional consideration for entering into this Agreement, Buyer will pay, at Closing, Eighty Thousand Dollars ($80,000) in immediately available funds (the "Legal Fee Reimbursement") to Slotnick, Shapiro & Crocker, LLP, counsel to the Imperial Entities, to be applied to the Imperial Entities' legal fees and costs incurred in connection with the Bankruptcy Court Action, the Superior Court action and the Negotiation, and in return for such additional consideration, the Imperial Entities and the Borsuks agree that Buyer and Science shall have no liability for any other fees or expenses, legal or otherwise, of the Imperial Entities in connection with the Bankruptcy Court Action, the Superior Court Action or the Negotiation.

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement, or have caused this Agreement to be duly executed on their respective behalf by their respective officers thereunto duly authorized, as of the day and year first above written.


                                         VERSAR, INC.


                                         By:   /s/ James Charles Dobbs
                                               Name:     James Charles Dobbs
                                               Title:    Vice President



                                         IMPERIAL CAPITAL WORLDWIDE
                                         PARTNERS, L.P.

                                          By:   Imperial Capital Investors Corp.
                                                its general partner


                                          By:   /s/ Jonathan Borsuk
                                                Name:     Jonathan Borsuk
                                                Title:    President



                                          IMPERIAL CAPITAL INVESTORS CORP.


                                           By:   /s/ Jonathan Borsuk
                                                 Name:     Jonathan Borsuk
                                                 Title:    President



                                                  /s/ Jonathan Borsuk
                                                  Jonathan Borsuk



                                                  /s/ Harvey Borsuk
                                                  Harvey Borsuk

                                    EXHIBIT A

                                 April __, 1997


Mr. James A. Skidmore, Jr.
Chairman, President and Chief Executive Officer
Science management Corporation
721 Route 202-206
Bridgewater, New Jersey 088807-1760

        RE: Resignation From the Board of Directors of Science Management Corporation

Dear Mr. Skidmore:

        Reference is made to that certain Stock Purchase Agreement (the "Agreement") dated as of April ___, 1997 by and among Versar, Inc., a Delaware corporation, Harvey Borsuk, Jonathan Borsuk, Imperial Capital Worldwide Partners, L.P., a Delaware limited partnership, and Imperial Capital Investors Corp., a Delaware corporation. All capitalized terms used herein but not otherwise defined herein shall have the meaning set forth in the Agreement.

        Please be advised that we hereby resign from our positions as members of the Board of Directors of Science and further relinquish any and all other offices or titles that we may have held or hold with Science, or any of its subsidiaries or affiliates, all of the foregoing to be effective as of and only upon the Closing Date. Our intention is to sever as of and only upon the Closing Date, by way of these resignations, any and all ties we may have had or have with Science, its subsidiaries, its affiliates and any of their respective subsidiaries, affiliates, shareholders, directors, managers, employees, agents, servants and representatives.




                                                  Mr. Harvey Borsuk




                                                  Mr. Jonathan Borsuk




                                                  Ms. Michelle Borsuk Dana

                                    EXHIBIT B

                             FORM OF GENERAL RELEASE


        Reference is made to that certain Stock Purchase Agreement (the "Agreement") dated as of April __, 1997 by and among Versar, Inc., a Delaware corporation ("Buyer"), Harvey Borsuk, Jonathan Borsuk, Imperial Capital Worldwide Partners, L.P., a Delaware limited partnership, and Imperial Capital Investors Corp., a Delaware corporation. Pursuant to Section ___ of the Agreement, _____________, a citizen of the State of ____________ who resides at __________________ (the "RELEASOR"), for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, does hereby release, remise, acquit and forever discharge ____________, a citizen of the State of ____________ residing at _________________________ (the "RELEASEE"), and all of the RELEASEE's executors, heirs, administrators, predecessor, successors and assigns, and all of their respective executors, heirs, administrators, predecessors, successors and assigns, from any and all known, unknown, matured and unmatured, liquidated and unliquidated, contingent and non-contingent, actions, causes of action, claims, demands, damages, costs, suits, debts, dues, sums of money, accounts, reckonings, bills, covenants, contracts, liens, controversies, agreements, promises, variances, trespasses, extents and executions whatsoever, at law or in equity, which the RELEASOR, his, her or its executors, heirs, administrators, predecessor, successors and assigns, and all of their respective executors, heirs, administrators, predecessors, successors and assigns, had, have or may have including, but not limited to, those which directly or indirectly arise out of, relate to, or are connected with any and all transactions and occurrences at issue in the lawsuit captioned
_____________,    Docket   No.    ______________    and   pending   before   the
___________________. The release given herein shall be and remain in effect, as a full and complete release of such claims, notwithstanding the discovery or existence of any additional or different claims or facts.
        THIS RELEASE MAY NOT BE CHANGED ORALLY.
        IN WITNESS WHEREOF, the RELEASOR has hereunto set RELEASOR'S hand on the ______________ day of ____________________, 1997.





                                                  [------------------------]
                                                  RELEASOR

                                    EXHIBIT C

                             FORM OF MUTUAL RELEASE

        Reference is made to that certain Stock Purchase Agreement (the "Agreement") dated as of April ___, 1997 by and among Versar, Inc., a Delaware corporation ("Buyer"), Harvey Borsuk, Jonathan Borsuk, Imperial Capital Worldwide Partners, L.P., a Delaware limited partnership, and Imperial Capital Investors Corp., a Delaware corporation. All capitalized terms used herein but not otherwise defined herein shall have the meaning set forth in the Agreement. Pursuant to Section __ of the Agreement, ____________, a citizen of the State of ____________ who resides at ___________________________ (the "RELEASOR"), for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, does hereby release, remise, acquit and forever discharge ______________, a citizen of the State of ___________ residing at _________ (the
"RELEASEE"), and all of the RELEASEE'S executors, heirs, Affiliates, Representatives, administrators, predecessors, successors and assigns, and all of their respective executors, heirs, Affiliates, Representatives, administrators, predecessors, successors and assigns, from any and all known, unknown, matured and unmatured, liquidated and unliquidated, contingent and non-contingent, actions, causes of action, claims, demands, damages, costs, suits, debts, dues, sums of money, accounts, reckonings, bills, covenants, contracts, liens, controversies, agreements, promises, variances, trespasses, extents and executions whatsoever, at law or in equity (collectively, the "Claims"), which the RELEASOR, his, her or its executors, heirs, administrators, predecessor, successors and assigns, and all of their respective executors, heirs, administrators, predecessors, successors and assigns, had, have or may have arising out of in whole or in part at any time prior to the Closing Date. The release given herein shall be and remain in effect, as a full and complete release of such Claims, notwithstanding the discovery or existence of any additional or different claims or facts. Notwithstanding anything to the contrary contained in this Release, this Release shall not apply to such Claims or any related rights that either Releasor or Releasee may have with respect to the indemnification provisions under the Bylaws (the "Bylaws") of Science or under applicable law for any future "third party proceedings" that are unknown as of the date hereof in accordance with the Bylaws and applicable law.
        THIS RELEASE MAY NOT BE CHANGED ORALLY.
        IN WITNESS WHEREOF, the RELEASOR has hereunto set RELEASOR'S hand on the ____ day of _____________, 1997.





                                                  [------------------------]
                                                  RELEASOR